Mercedes-Benz Auto Lease Trust 2018-A
Investor Report
Collection Period Ended   31-Aug-2018

Amounts in USD

Dates

Collection Period No.	8				
Collection Period (from... to)	1-Aug-2018	31-Aug-2018			
Determination Date	13-Sep-2018				
Record Date	14-Sep-2018				
Payment Date	17-Sep-2018				
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2018	17-Sep-2018	Actual/360 Days	33	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 9/15/2018	15-Aug-2018	15-Sep-2018	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	6,739,121.06	0.00	6,739,121.06	25.335042	0.000000
Class A-2 Notes	460,000,000.00	460,000,000.00	430,144,088.27	29,855,911.73	64.904156	0.935096
Class A-3 Notes	460,000,000.00	460,000,000.00	460,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**1,026,992,121.06**	**990,397,088.27**	**36,595,032.79**		
Overcollateralization	213,751,414.83	232,500,684.30	232,500,684.30			
Total Securitization Value	**1,500,004,414.83**	**1,259,492,805.36**	**1,222,897,772.57**			
present value of lease payments	604,367,691.32	404,759,363.69	380,406,551.50			
present value of Base Residual Value	895,636,723.51	854,733,441.67	842,491,221.07			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	232,500,684.30	15.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	10,810.67	0.040642	6,749,931.73	25.375683
Class A-2 Notes	2.200000%	843,333.33	1.833333	30,699,245.06	66.737489
Class A-3 Notes	2.410000%	923,833.33	2.008333	923,833.33	2.008333
Class A-4 Notes	2.510000%	209,695.86	2.091667	209,695.86	2.091667
Total		**1,987,673.19**		**$38,582,705.98**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,425,004,194.09	1,184,492,584.62	1,147,897,551.83

Available 2018-A Collections

Lease Payments Received	24,425,527.18
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,547,245.14
Net Sales Proceeds-scheduled terminations	6,213,089.57
Excess wear and tear included in Net Sales Proceeds	43,287.71
Excess mileage included in Net Sales Proceeds	100,591.13
Subtotal	45,185,861.89
Repurchase Payments	26,415.67
Advances made by the Servicer	0.00
Investment Earnings	40,383.34
Total Available Collections	**45,252,660.90**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,049,577.34
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.52%)	2,487,434.43
(3) Exchange Note Principal Distributable Amount	36,595,032.79
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	5,120,616.34
Total Distribution	**45,252,660.90**

Available Funds ABS Notes

Total Exchange Note Payments	39,082,467.22
Reserve Account Draw Amount	0.00
Total Available Funds	**39,082,467.22**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,987,673.19
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	36,595,032.79
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	499,761.24
Total Distribution	**39,082,467.22**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,049,577.34	1,049,577.34	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,987,673.19	1,987,673.19	0.00
thereof on Class A-1 Notes	10,810.67	10,810.67	0.00
thereof on Class A-2 Notes	843,333.33	843,333.33	0.00
thereof on Class A-3 Notes	923,833.33	923,833.33	0.00
thereof on Class A-4 Notes	209,695.86	209,695.86	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,987,673.19	1,987,673.19	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	36,595,032.79	36,595,032.79	0.00
Principal Distribution Amount	36,595,032.79	36,595,032.79	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,345.34
minus Net Investment Earnings	3,345.34
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,345.34
Net Investment Earnings on the Exchange Note	
Collection Account	37,038.00
Investment Earnings for the Collection Period	40,383.34

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	1,259,492,805.36	32,614
Principal portion of lease payments	16,723,826.18	
Terminations- Early	11,732,392.31	
Terminations- Scheduled	5,476,135.51	
Repurchase Payment (excluding interest)	26,415.67	
Gross Losses	2,636,263.12	
Securitization Value end of Collection Period	1,222,897,772.57	31,987
Pool Factor	81.53%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.91%
Weighted Average Remaining Term (months)	24.93	18.19
Weighted Average Seasoning (months)	12.68	19.52
Aggregate Base Residual Value	1,051,044,603.23	941,528,299.31
Cumulative Turn-in Ratio		87.39%
Proportion of base prepayment assumption realized life to date		66.17%
Actual lifetime prepayment speed		0.42%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,220,182,602.64	31,923	99.78%
31-60 Days Delinquent	1,554,444.26	38	0.13%
61-90 Days Delinquent	1,059,423.14	24	0.09%
91-120 Days Delinquent	101,302.53	2	0.01%
Total	1,222,897,772.57	31,987	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.095%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Mercedes-Benz Auto Lease Trust 2018-A
Investor Report
Collection Period Ended   31-Aug-2018
    Page 6 of 6

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,286,695.11	33	8,545,188.90	218
Liquidation Proceeds	1,042,943.25		7,673,288.58	
Recoveries	142,345.58		1,052,750.08	
Principal Net Credit Loss / (Gain)	101,406.28		(180,849.76)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.098%	
Prior Collection Period	(0.122%)	
Second Prior Collection Period	(0.257%)	
Third Prior Collection Period	0.263 %	
Four Month Average	(0.004)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.012)%

Average Net Credit Loss / (Gain)   (829.59)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	18,558,095.83	593	111,697,083.25	3,417
Sales Proceeds and Other Payments Received	18,991,168.40		112,928,889.49	
Residual Loss / (Gain)	(433,072.57)		(1,231,806.24)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.419)%	
Prior Collection Period	(0.050%)	
Second Prior Collection Period	0.041 %	
Third Prior Collection Period	0.229 %	
Four Month Average	(0.049)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.082)%

Average Residual Loss / (Gain)   (360.49)